Gregory J. Schmitt (214) 855-4035 gschmitt@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202 (214) 855-4500 FACSIMILE (214) 855-4300 www.jenkens.com	AUSTIN, TEXAS (512) 499-3800 CHICAGO, ILLINOIS (312) 425-3900 HOUSTON, TEXAS (713) 951-3300 LOS ANGELES, CALIFORNIA (310) 820-8800 SAN ANTONIO, TEXAS (210) 246-5000 WASHINGTON, D.C. (202) 326-1500

March 6, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Shanghai Century Acquisition Corporation

Registration Statement on Form F-1

Filed December 12, 2005

File No. 333-130260

Ladies and Gentlemen:

On behalf of Shanghai Century Acquisition Corporation, a corporation organized under the laws of the Cayman Islands (the “Company” or “Shanghai”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 to the Registration Statement on Form F-1 of Shanghai (the “Amended F-1”), including exhibits.

The Amended Form F-1 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Franklin D. Chu, dated January 20, 2006. For your convenience, we have repeated each comment prior to the response. All references to page numbers in our discussion below each heading are to the pages in the Amended F-1. The references to page numbers in the headings are to the original Registration Statement on Form F-1.

General

1.	Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

March 6, 2006

review and has no additional concerns regarding the underwriting arrangements in this offering.

Shanghai intends to provide the Staff with a copy of the no objection letter or call from the NASD indicating that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2.	We note the reference to “contractual arrangements” on the cover page of your prospectus. Please clarify and/or expand within your disclosure to explain what is meant by such term and all manners by which it would impact the company’s consummation of a business combination.

We have expanded our disclosure in the Proposed Business section to include a subsection entitled “Alternative Structures to Comply With Regulations in Certain Chinese Industries,” which explains what is meant by a “contractual arrangement” and the manner by which it could impact the Company’s consummation of a business combination.

Summary, page 1

3.	We note the statement on page 33 that: “[t]here has been no diligence, discussions, negotiations and/or other similar activities undertaken, directly or indirectly, by us, our affiliates or representatives, or by any third party, with respect to a business combination transaction with us.” Please include such disclosure in your summary section.

We have included such disclosure in the Summary.

4.	In connection with the preceding comment, we also note the disclosure throughout your registration statement that members of your management have “advised a number of their contacts that a pool of capital is being raised for acquisitions and that [you] intend to seek an acquisition after the consummation of this offering.” With respect to each and every instance in which a contact was “advised,” please disclose:

•	The complete nature of each contact, including a specific description of all matters discussed and the names of all parties involved;

•	The complete nature of each subsequent contact between the parties disclosed in response to the preceding comment subpart, including but not limited to specific disclosure with respect to whether any part of the contact related to either the company’s plans to engage in a business combination or the company’s plans to raise a pool of capital;

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

March 6, 2006

•	The complete nature of each subsequent contact with the company’s management or shareholders arising out of or relating to the contacts discussed in response to the preceding two comment subparts, including the names of all parties involved.

We have revised the disclosure on the cover page of the prospectus, the Summary and in the section entitled “Proposed Business-Effecting a Business Combination — We have not identified a target business or target industry” to address the Staff’s comments and to indicate that none of the contacts made by the Company’s management or shareholders have involved any substantive discussions regarding a business combination. We supplementally advise the Staff that these contacts have been of an introductory and, in many cases, social nature and that, given the non-substantive nature of the contacts, we did not feel that it would be material to prospective investors to have these contacts set out by name in the prospectus.

5.	Please provide the same disclosure requested by the preceding comment with respect to all shareholders who have held an interest in the company since its inception.

Please see the answer to comment 4, which addresses this comment.

6.	Throughout your registration statement, and to the extent not already cited, please provide the bases for all statistics provided in your disclosure.

We have included such disclosure in the Amended F-1.

7.	We note the following disclosure on page six: “Any ordinary shares acquired by existing shareholders in the aftermarket will be considered as part of the holding of the public shareholders, but such existing shareholders have agreed to vote any ordinary shares acquired following this offering in favor of the business combination submitted to our shareholders for approval.” Please advise as to the basis of such statement. Additionally, please discuss how shares acquired in the IPO will be voted with respect to any business combination submitted to shareholders.

We supplementally advise the Staff that the basis for these statements are contained in Section 1 of the amended Form of Letter Agreement filed as Exhibit 10.1 to the Amended F-1. The disclosure has been expanded to clarify that this voting arrangement shall not apply to ordinary shares included in units purchased in this offering or purchased following this offering in the open market by any of our existing shareholders.

We note that the form agreement attached as Exhibit 10.1 provides that the parties to execute such agreement, including each of your officers and directors, “will vote all Insider Shares [defined as all of the ordinary shares of the Company owned by an Insider prior to the IPO] owned by him in accordance with the majority of the votes cast by the

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

March 6, 2006

holders of the IPO Shares” but it does not address the voting of such parties’ IPO Shares. Please reconcile.

The amended Form of Letter Agreement attached as Exhibit 10.1 to the Amended F-1 has been revised to provide that the voting agreement applies only to ordinary shares purchased prior to the IPO. The disclosure has been expanded to clarify that this voting arrangement shall not apply to ordinary shares included in units purchased in this offering or purchased following this offering in the open market by any of our existing shareholders.

8.	Additionally, please disclose what is meant by “in accordance with the majority.” For example, does it mean that such insiders will vote their shares in the same proportion as the vote by the public stockholders? Does it mean that such insiders will vote the entirety of their Insider Shares either for or against a Business Combination, as determined by the totality of the public stockholder vote? Does it mean something else?

We have revised the disclosure in the Summary, the “Proposed Business — Effecting a Business Combination — Opportunity for shareholder approval of business combination,” and the “Management — Conflicts of Interest” sections to clarify what is meant by “in accordance with the majority.”

9.	Please tell us the factors you considered in determining to value this offering at $100,000,000. What factors did you consider when determining that you might need $94,750,000 in the trust fund to effect the business combination contemplated by the registration statement? We note your disclosure with respect to the per share offering price on page 40 and that “the determination of our offering price is more arbitrary than the pricing of securities for an operating company in a particular industry since the underwriters are unable to compare our financial results and prospects with those of public companies operating in the same industry,” but it does not appear as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company’s corporate existence was established on April 25, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Shanghai Century Acquisition Corp. Given management’s extensive and high-level experience effecting acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comment.

We supplementally advise the Staff that Shanghai considered several factors in determining the size of this offering. Among the factors considered were Shanghai

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

March 6, 2006

management’s perceptions of the number of potential competitors that exist to acquire businesses in the PRC, the financial resources of those potential competitors and, therefore, the potential target size of the businesses they may seek to acquire, and management’s belief as to the capital required to facilitate a combination with one or more viable target businesses with sufficient scale to operate as a stand-alone public entity in the PRC. In trying to determine what size of offering to attempt to complete and, therefore, what size of business combination may be sought post-offering, Shanghai tried to balance the factors set out above to try and place the Company in what management felt would be the most advantageous position for being able to complete an acquisition that would benefit the Shangahi shareholders post-offering. Shanghai believes that possessing an equity base equivalent to the net proceeds of this offering will allow it to have a reduced number of potential competitors for combination transactions while providing the capital to combine with viable target businesses with established platforms and demonstrated business plans in the PRC. The determination of the offering price of the units and the valuation accorded to the Company is more arbitrary than the pricing of securities for, or valuation of, operating companies in a particular industry. The disclosure has been revised to add a risk factor outlining these considerations.

10.	Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. We may have further comment.

The disclosure has been expanded to clarify that our existing shareholders are not entitled to redeem any ordinary shares held by them, whether acquired by them prior to, as part of or after this offering, into a pro rata share of the trust account in connection with a business combination. In addition, the disclosure has been revised to clarify that distribution of the trust account upon liquidation of the Company will only be to public shareholders and not to any of our initial shareholders with respect to the ordinary shares owned by them prior to this offering. Existing shareholders will, however, participate in the distribution of the trust account upon liquidation of the Company with respect to ordinary shares acquired by them in this offering or subsequent to this offering in the open market.

11.	Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by I-Bankers Securities Incorporated as a result of the exercise of the Underwriters’ option.

The Summary and the section titled “Description of Share Capital” have been revised to clarify that the redemption of the outstanding redeemable warrants will include any warrants issued upon exercise of the unit purchase option sold to I-Bankers Securities Incorporated.

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

March 6, 2006

12.	We note that I-Bankers Securities has the right to consent before the company can exercise its redemption rights pursuant to Section 6 of the Warrant Agreement. Please discuss the conflicts of interest that result from I-Bankers Securities Incorporated having the right to consent before the company can exercise its redemption rights. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included.

We supplementally advise the Staff that the form of Warrant Agreement attached as Exhibit 4.4 to the Amended F-1 has been revised to delete I-Bankers Securities Incorporated having the right to consent before the Company can exercise its redemption rights.

13.	Please clarify here, and throughout your registration statement, whether you will structure or consummate a business transaction which would allow less than 19.99% of your public shareholders to exercise their redemption rights. We may have further comment.

The disclosure has been revised to indicate that the redemption obligation exists regardless of how a business combination is structured and that, therefore, a business combination cannot be completed which would allow less than 19.99% of the Company’s public shareholders to exercise their redemption rights.

Risk Factors. page 10

14.	Please update your risk factor discussing the numerous companies with similar business plans to the most recent practicable date.

The risk factor has been updated as of January 1, 2006, the most recent practicable date for which data is available.

Use of Proceeds. page 25

15.	Please clarify the amount of offering expenses already paid from the funds that you disclose have been made available under the revolving credit facility and the specific uses to which they have been put.

The disclosure has been revised to clarify the amount of offering expenses paid from funds made available under the revolving credit facility, as of December 31, 2005, and the specific uses to which they have been put.

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

March 6, 2006

16.	In the use of proceeds table, use of net proceeds not held in trust, we note the line item of $200,000 for “[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination.” Please explain these expenses in more detail. We also note another line item of $100,000 allocated to due diligence. Please explain why there are two separate amounts for due diligence and indicate which line item of due diligence would be used to pay officer and directors for their performance of due diligence. Finally, reconcile theses expenses with the disclosure in the MD&A section.

The disclosure in the Use of Proceeds section has been revised to combine the two line items for due diligence. We supplementally advise the Staff that officers and directors will not be paid for performing due diligence, but will only be reimbursed for out-of-pocket expenses. The disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section has been revised to reconcile these expenses.

17.	Please clearly indicate which line item will be allocated to pay fees to third party consultants to assist the company’s search for a target business. Please clearly indicate whether any of the reimbursements to stockholders for out-of-pocket expenses will be for their payments to third parties for third parties’ performance of due diligence.

The disclosure has been expanded to clarify which line item, along with the one-half interest on the trust fund to be distributed to the Company, will be allocated to pay fees to third party consultants to assist the Company’s search for a target business. We supplementally advise the Staff that none of the stockholders will be making payments to third parties for performance of due diligence.

18.	We note that the company states that “[t]o the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account…will be used to finance the operations of the target business.” Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder’s fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.

The disclosure has been revised to indicated that, because Shanghai does not have any specific business combination under consideration and has not (nor has anyone on its behalf) had any discussions, formal or otherwise, with respect to such a transaction, it is impossible at this time to determine how Shanghai would, following a business combination, use any proceeds held in the trust account which are not used to consummate such business combination. The disclosure has been revised immediately above such revised disclosure to indicate what expenses related to a business combination may be paid from the proceeds held in trust.

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

March 6, 2006

19.	Please clarify which line items in the use of proceeds table the reimbursements will be paid from.

The disclosure has been revised to clarify which line items in the use of proceeds table the reimbursements will be paid from.

Management’s Discussion and Financial Analysis, page 29

20.	We note the statement “We will use substantially all of the net proceeds of this offering to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination.” Please discuss whether or not these expenses will be paid from the proceeds held in trust. Please explain these expenses in more detail. It may be helpful to explain in greater detail the expected use of the proceeds held in trust.

The disclosure has been revised to clarify that expenses associated with structuring, negotiating and consummating a business combination may be paid from the funds held in trust and to explain the nature of these expenses in more detail.

Management’s Discussion and Analysis, page 30

21.	The last paragraph indicates that the $125,000 loan from the company’s directors will be repaid from offering proceeds. Please disclose the advance in the capitalization table on page 32.

The capitalization table has been revised to disclose the advances on the revolving credit agreement from the Company’s directors as of December 31, 2005.

Proposed Business, page 36

22.	We note the discussion on page 38 with respect to SAFE approval being required for any sale or transfer by the PRC residents of a PRC company’s assets or equity interests to foreign entities in exchange for the equity interests or assets of the foreign entities. Please update your discussion to reflect any developments since the September 2005 draft regulations that you disclose “would partially reverse the regulations issued in January and April of 2005.” Additionally, please expand your discussion to indicate the time period necessary to obtain SAFE approval.

The disclosure with respect to SAFE approval has been updated to reflect that on October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

March 6, 2006

Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 replaced the two rules issued by SAFE in January and April 2005. We supplementally advise the Staff that based on the past experience of management, the time period required for SAFE approval is unclear and will vary until the relevant PRC officials have had sufficient practice in implementing Notice 75.

Principle Shareholders, page 48

23.	We also note that your disclosure states that Messrs. Chu, Lo, Arculli, Polanen and Ch’ien may be deemed to be our “parent” and “promoter,” as these terms are defined under the federal securities laws.” State whether each person is or is not a promoter, not that they “may be deemed” to be so.

The disclosure has been revised to provide that Shanghai consider Messrs. Chu, Lo, Arculli, Polanen and Ch’ien to be a “parent” and “promoter,” as these terms are defined under the federal securities laws.

Underwriting, page 40

24.	Please advise whether I-Bankers Securities Incorporated or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution win be consistent with those previously described to and cleared by the Office of Chief Counsel.

Please see the answer to comment 25 which addresses comments 24 and 25.

25.	Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

We supplementally advise the Staff that the Company has been informed by I-Bankers Securities Incorporated (“I-Bankers”) that it has an arrangement with the web site Bigdough.com

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

March 6, 2006

pursuant to which potential investors will be able to access the Company’s prospectus on the Internet, but I-Bankers will not make an online distribution of units of the Company. In the event that a potential investor who has accessed the Company’s prospectus through the Bigdough web site has an interest in purchasing units, a registered representative of I-Bankers will either contact the potential investor telephonically or meet with the potential investor in person. Assuming the potential investor is suitable, the potential investor may purchase units through I-Bankers only using traditional ordering and confirmation methods. The Company and I-Bankers acknowledge that the Company is ineligible to utilize a free writing prospectus pursuant to Rule 433 of the Securities Act of 1933, as amended.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute the prospectus electronically. The representative may agree to allocate a number of the Company’s units to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations. The underwriters’ procedures with respect to any electronic distribution will be consistent with those previously cleared by the Office of Chief Counsel.

The Company has been advised by I-Bankers that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member, or a non-NASD member that is a located in a foreign country who is not eligible for membership in a registered securities association, but is eligible to act as a seller of securities in its home jurisdiction. However, due to the nature of the syndicate process, the final syndicate list and allocations of units will not be made until the day of pricing. Shortly after the registration statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of units are made. Prior to that time, I-Bankers knows only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the units. Therefore, I-Bankers does not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the registration statement.

I-Bankers has agreed to include in a communication to the syndicate the following:

“You may not make an online distribution of securities of Shanghai Century Acquisition Corporation unless you are following procedures for online distributions previously cleared with

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

March 6, 2006

the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission.”

26.	Please advise us whether the company or the underwriters intend to conduct a directed share program in conjunction with this offering.

We supplementally advise the Staff that neither the Company nor any of the underwriters intends to conduct a directed share program.

Principal Shareholders, page 49

27.	We note the potential for the underwriters to be involved in identifying a prospective business combination. As such, it would appear that I-Bankers Securities Incorporated would be in possession of material non-public information while they operate the 10b5-1 plans. Please provide additional disclosure with respect to the operation of the 10b5-1 plans disclosed in your registration statement, including the above-noted potential for conflict of interest and the mechanism by which purchases will be made. We may have further comment.

We supplementally advise the Staff that the form of Warrant Purchase Agreement, attached to the Amended F-1 as Exhibit 10.6, has been revised to make it clear that each of our officers, directors, shareholders and I-Bankers Securities Incorporated will execute 10b5-1 Plans referenced in the agreement in accordance with the guidelines specified under the Securities Exchange Act of 1934, as amended.

Financial Statements, page F-1

28.	Your attention is directed to section 210.3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures.

We have duly noted and considered the updating requirements of Rule 3-12 of Regulation S-X.

Proposed Offering, page F -8

29.

Please expand Note 2 to disclose the significant terms of the underwriter’s purchase option, including the material terms discussed on page 66, as well as any net settlement provisions. Disclose how you intend to account for the underwriter’s purchase option and include the estimated fair value of the UPO and the major assumptions used to value

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

March 6, 2006

it. In regards to these assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph 23 of FAS 123R, and that the use of a minimum value method would not be appropriate. Lastly, please tell us exactly how you would propose to record the initial issuance of the UPO, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.

We have expanded Note 2 and the MD&A to include such disclosure.

We supplementally advise the Staff that the sale of the option is expected to be accounted for as an equity transaction in accordance with Emerging Issues Task Force No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock, and therefore would be measured at its fair value on the date of the sale in accordance with Statements of Financial Accounting Standards No. 123 (revised 2004), Share-based Payment, which would result in an increase in the Company’s cash position and shareholders’ equity by the $100 proceeds from the sale. The Company has determined, based upon a trinomial model, that the estimated fair value of the option on the date of sale would be approximately $1.3060 (unaudited) per unit or an aggregate of $1,306,000 (unaudited), assuming an expected life of five years, volatility of 16.860% and a risk-free interest rate of 4.785%.

The volatility calculation of 16.860% is based on the latest 90 days average volatility of the Shanghai Stock Exchange Composite Index (“Index”). Because the Company does not have a trading history, the Company estimated the potential volatility of its ordinary share price, which will depend on a number of factors which cannot be ascertained at this time. The Company referred to the latest 90 days average volatility of the Index because management believes that the average volatility of such index is a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares after consummation of a business combination. Although an expected life of five years was taken into account for purposes of assigning a fair value to this option, if the Company does not consummate a business combination within the prescribed time period and liquidates, this option would become worthless.

Given the parameters used in the computation of the fair value of the option change over time, the actual fair value of the option on the date of sale is expected to be different from the estimated fair value computed above.

Exhibit 23.1

30.	The consent of the independent accountants should be revised to delete the phrase “incorporated by reference” because the consent is contained within the registration

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

March 6, 2006

statement. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

KPMG has revised the consent to delete the phrase “incorporated by reference” and has provided a current consent for the Amended F-1.

Exhibits

Amended and Restated Articles of Association — Exhibit 3.3

31.	Please reconcile the definition for “Business Combination” in Article 170 with that provided in the summary of your registration statement. We note that Article 170 does not include the limitation that the transaction be valued at 80% of your net assets at the time of consummating the Business Combination. Additionally, and as noted in comment 13, above, please clarify whether any business combination consummated by the company will allow for less than a 19.99% of the IPO shareholders to elect conversion. Finally, we note references to paragraphs A and B in Article 170 but can find no such paragraphs. Please reconcile.

We supplementally advise the Staff that Exhibit 3.3 to the Amended F-1 has been revised to include the limitation that the transaction be valued at a minimum of 80% of Shanghai’s net assets at the time of consummating the business combination. In addition, Article 170 has been revised to reference paragraphs 3 and 4 rather than paragraphs A and B. The disclosure has been revised to indicate that the redemption obligation exists regardless of how a business combination is structured.

Revolving Note — Exhibit 10.7

32.	We note the reference to the “Federal Bankruptcy Code.” Please consider providing a definition of such term to clarify whether this term refers to the United States law or Cayman Islands law. If it refers to United States law, please advise the Staff how the provisions of the note would operate in light of the fact that the company is domiciled in the Cayman Islands and aims to acquire operations in China.

We supplementally advise the Staff that the Revolving Note has been amended and restated to add a reference to the Companies Law (2004 Revision) of the Cayman Islands and to any other applicable law and is filed with the Amended F-1 as Exhibit 10.7.

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

Securities and Exchange Commission

March 6, 2006

If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4305.

Very truly yours,

/s/ Gregory J. Schmitt

Gregory J. Schmitt

GJS:jam

Enclosures